ALL FOR ONE MEDIA CORP.

236 Sarles Street

Mt. Kisco, New York 10549

January 27, 2017

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3561

Washington DC 20549

Attn: John Dana Brown

Re:	All for One Media Corp.
Amendment No. 1 to Registration Statement on Form 10 Filed January 3, 2017 File No. 000-55717

Dear Mr. Brown:

We have received your letter dated January 18, 2017 and have updated the registration statement and prepared the following responses to your comments.

Plan of Operations, page 11

1.	We note your response to our prior comment 2 and we reissue in part. Please discuss each material step and associated cost for producing and distributing the soundtrack and each material step and associated cost related to producing and releasing the motion picture Crazy for the Boys.

RESPONSE: The registration statement has been updated to describe material steps and costs for production and distribution of the film and soundtrack.

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2.	To the extent known please separately state the expected costs for accounting, legal, and other professional and administrative services, salaries, taxes, and consulting fees, and office lease, equipment, and supplies over the next 12 months.

RESPONSE: The registration statement has been updated to describe the allocations of expected costs.

3.	We note your response to our prior comment 3. Please revise the reference to the “over thirty completed master recordings” on page 12 to clarify that these are instrumental tracks without vocals, as you indicated to us in your response letter.

RESPONSE: The registration statement has been updated with the requested disclosure.

Executive Compensation, page 18

4.	We note your response to our prior comment 5. Please disclose in the summary compensation table the cash payments earned by Mr. Lukow and indicate that the amounts are not yet paid but are accruing and are to be paid as soon as possible, as you indicate to us in your response letter.

RESPONSE: The requested disclosure has been added to the registration statement.

Item 15. Financial Statements and Exhibits, page 24

5.	We note that you have removed the employment, director and consulting agreements, as well as the three promissory notes, from the exhibit index. Please tell us why you no longer include these exhibits in your filing or revise to include them if these continue to be material agreements.

RESPONSE: Please forgive this oversight. The named exhibits have been included in the current draft.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

All for One Media Corp.

/s/ Brian Lukow

Brian Lukow

President

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